April 22, 2010
Via Facsimile and courier
Mr. John Spitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.
20549

Re:	Bank of Nova Scotia Form 40-F for Fiscal Year Ended October 31, 2009 Form 6-K for Fiscal Quarter Ended January 31, 2010 File No. 002-09048
Dear Mr. Spitz,
This letter is in response to your letter dated April 8, 2010 to Mr. Luc A. Vanneste in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2009.
For your convenience, we have reproduced your comments and included our comments below.
Form 40-F, filed December 8, 2009
Exhibit 2 — Management’s Discussion and Analysis
Group Financial Performance
Credit Quality, page 32
1.	We note your disclosure on page 32 that International Banking impaired loans increased primarily due to retail and commercial portfolios in the Caribbean and Chile. In addition, we note from your tabular disclosure of impaired loans by business line on page 33 that gross impaired loans in Latin America and the Caribbean and Central America make up 85.8% of the International Banking impaired loans as of October 31, 2009. For the purpose of greater transparency, please tell us and revise your future filings to comprehensively bridge the gap between the increases in your impaired loans and changes in the provision for credit losses and allowance for loan losses for your International Banking segment. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality, including loan type, for each of these geographic locations.

Response Letter
File No. 002-09048

With respect to 2009, while both gross impaired loans and specific provisions for credit losses increased in International Banking, specific allowances (balance sheet balance) for credit losses declined by $76 million to $779 million. This decline was primarily attributable to the Mexico retail and Peru commercial portfolios, where loan write-offs (taken directly against the allowance) exceeded the total of net new provisions.
In future filings, we will expand Table 11, Impaired loans by business line (page 33) to show “net impaired loans” and “allowance for credit losses” for the immediate comparative period. This will allow the reader to see the year-over-year changes in net impaired loans and allowance for loan losses, along with the specific provisions currently shown in Table 12, Specific provisions for credit losses by business line (page 33). Table 12 also provides a geographic breakdown of specific provisions for credit losses. Our Credit Quality commentary will be expanded to describe any significant movements in these amounts.
While the Credit Quality section on page 32 has sub-sections with separate commentary on provisions for credit losses and impaired loans by business line, in future filings we propose to add a new sub-section entitled Allowances for Credit Losses that will address year-over-year changes in specific and general allowances.
Supplementary Data, page 87
2.	We note your disclosure tables for loans and acceptances, net impaired loans, and specific provisions on pages 85 to 88. In addition, we note the disclosure on page 120 of your Consolidated Financial Statements that a substantial portion of the general allowance is allocated to the business and government loans portfolio. In an effort to provide greater transparency please include the following asset quality disclosures in your future filings:
a.	An allocation of the general allowance for credit losses by geographic segment and/or type of borrower. Please also provide similar disclosure for your total allowance for credit losses;
The Bank views its general allowance as available to absorb all losses inherent in the loan portfolio and is not in substance segregated for any particular group of borrowers or geographic location. The Bank’s accounting policy on page 114 states:

Response Letter
File No. 002-09048

“While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision”.
This is consistent with internal reporting where the general allowance is included in the corporate segment and is not allocated to any business line.
Our footnote on page 120 is meant to convey the fact that the general allowance is substantially related to the business and government loans portfolio. We propose to revise this footnote in future filings along the following lines: “The computation of the general allowance amount is substantially based on exposures to business and government loans.”
b.	Changes in net impaired loans by geographic segment and/or business line similar to the presentation provided in T12 on page 33; and
As indicated in response to 1. above, in future filings we will expand Table 11, Impaired loans by business line (page 33) to show “net impaired loans” and “allowance for credit losses” for the immediate comparative period. This will allow the reader to see the year-over-year change in net impaired loans. Our Credit Quality commentary will also describe any significant movements.
c.	The ratio of net charge-offs during the period to average loans and acceptances outstanding during the period similar to that provided for the provision for loan losses in T13 on page 33.
In future filings, we will provide an additional table similar to Table 13, Provisions for credit losses as a percentage of average loans and acceptances (page 33) that will reflect net charge-offs during the period to average loans and acceptances outstanding.
Exhibit 3 — 2009 Consolidated Financial Statements
Note 1 — Significant Accounting Policies
Changes in Accounting Standards and Policies, page 111
3.	We note your disclosure that pursuant to CICA amended Section 3855, effective November 1, 2008, $9,447 million of debt securities at amortized cost were reclassified to loans. In addition, we note that as of the effective date these securities had gross unrealized losses of $918 million. Please tell us and include in future filings the following:
a.	The types of securities and amounts reclassified to loans on November 1, 2008 and the remaining balance as of October 31, 2009. Your current disclosure only indicates that these were debt securities not quoted in an active market;

Response Letter
File No. 002-09048

The types of securities reclassified on November 1, 2008 were consumer auto-based securities, other auto-based securities, cash-based collateralized loan and debt obligations, and a specific portfolio of government and corporate bonds held by one of our international units. The amounts reclassified to loans on November 1, 2008 and remaining balance as of October 31, 2009 were as follows:

	As at October 31, 2009			As at November 1, 2008
	Amortized	Unrealized	Fair	Amortized	Unrealized	Fair
C$ millions	Cost	Gain (Loss)	Value	Cost	Gain (Loss)	Value
Consumer auto-based securities	6,257	48	6,305	7,715	(279)	7,436
Other asset-based securities	287	(105)	182	326	(124)	202
Cash-based collateralized loan & debt obligations	1,058	(371)	687	1,201	(483)	718
Government & Corporate Debt	197	(20)	177	205	(32)	173

Total	7,799	(448)	7,351	9,447	(918)	8,529

b.	How these reclassified securities are reviewed for impairment. Please also compare and contrast these procedures to your review for impairment on the remainder of your loan portfolio;
As the reclassified securities are now classified as loans, they are assessed for impairment in accordance with the Bank’s accounting policies for Loans and Allowance for credit losses as noted on page 113 of our 2009 Annual report. These policies dictate that loans are classified as impaired when:
1.	the borrower no longer evidences a reasonable assurance of timely collection of the full amount of principle and interest; or
2.	interest and principal payments are a fixed amount of days past due (generally 90 days).
Based on our analysis of the underlying referenced portfolios of assets, we concluded that none of these reclassified securities were impaired. In addition, as many of the reclassified securities have subordination features, the impairment assessment also considered the level of subordination in relation to expected losses.
c.	How you determined the loan portfolio subcategories (e.g. personal, business and government) for these reclassified debt securities; and

Response Letter
File No. 002-09048

The classification approach is based on the underlying nature of the exposure and is consistent with management internal monitoring and reporting of these exposures. As a result, consumer auto-based securities are classified as Personal Loans, whereas the remaining securities are classified as Business & Government.
d.	How the allowance for credit losses is determined for these reclassified securities and if there was a specific or general allowance allocated to them at year end.
As of Q4 2009, none of the debt securities reclassified to loans were classified as impaired, therefore no specific allowance was required.
However, consistent with the Bank’s accounting policy on general allowance for credit losses, the Bank evaluated the impact of the reclassification on the general allowance for credit losses. The Bank’s general allowance is based on estimated losses. As a result of the underlying nature of the reclassified securities, an external ratings model was used to generate estimated losses for the reclassified portfolios. The estimated losses for these securities was determined to be immaterial and could be absorbed in the existing general allowance amount at October 31, 2009. As these securities are now classified as loans, they will continue to be included in the Bank’s general allowance determination process.
Derivative Instruments, page 115
4.	We note your disclosure on page 115 that inception gains and losses on derivatives that are fair valued based on unobservable inputs, or Level 3, are deferred over the life of the related contract or until the valuation inputs become observable. Please tell us the total inception gains and losses on Level 3 derivatives as of October 31, 2009 that have been deferred, as applicable, in addition to how you considered whether this difference in accounting would result in a reconciling item in the Canadian GAAP to U.S GAAP reconciliation footnote.

The total cumulative deferred inception gains on level 3 derivatives as of October 31, 2009 are $71 million (pre-tax amount). There were no deferred inception losses. This balance primarily arises from equity basket options as well as certain swaps which reference mortgage-backed security portfolios.

Canadian GAAP (section 3855.A49) does not allow recognition of inception gains and losses where valuation is based on a model that uses unobservable variables.

Response Letter
File No. 002-09048

FASB ASC 820 (FAS157), which was effective for the Bank commencing fiscal 2009 nullified the guidance previously included in footnote 3 of EITF 02-03, and permits the recognition of inception gains and losses if certain criteria are met, even in instances where fair value has been derived from or incorporates unobservable inputs.
With respect to the Bank’s level 3 derivatives with inception gains, it was determined that, consistent with ASC 820-10-30, the transaction price in these instances equals the exit price, and therefore the transaction price represents the fair value of the asset or liability at initial recognition. As a result, we concluded that fair value at inception under both Canadian and US GAAP was consistent and that all inception gains deferred under Canadian GAAP do not create a U.S. GAAP reconciliation difference.
Note 3 — Securities, page 117
5.	We note on page 119 that you recorded an impairment write-down of $689 million on securities during the current year. Please tell us and revise your future filings to clearly disclose the securities for which you recorded this impairment write-down and how you determined the amount of the impairment.

The write-down of $689 million was substantially related to equity securities ($546 million). $35 million related to write-downs on “interest only” strips arising from mortgage securitizations due to reductions in future estimated cash flows. The balance of $108 million related to certain debt securities. The amount of impairment in all cases was determined based on fair values of the securities at the time of impairment. In the case of debt securities, the write-down to fair value reflected credit losses. We will revise future filings to provide disclosure on the types of securities which result in impairment write-downs.
Note 5 — Impaired loans and allowance for credit losses, page 121
6.	We note your disclosure that there were no write-offs of loans restructured during the current year. Please tell us and consider including in future filings the amount of loans restructured during the current year, as applicable.

The amount of loans restructured during the current year was $91 million. We will consider revising our disclosure in future filings.
Note 8 — Goodwill and other intangible assets, page 123
7.	We note your goodwill rollforward by main operating segment disclosure and that you assess impairment of your goodwill by reporting unit on an annual basis. Please confirm whether or not your reporting units are the same as your

Response Letter
File No. 002-09048

main operating segments for reviewing for goodwill impairment. If not, please tell us and consider revising future filings to disclose the following:
a.	The number of reporting units and the goodwill balance allocated to each reporting unit; and
b.	The results of your annual impairment test on each reporting unit.
The Bank’s disclosed operating segments are: Canadian Banking, International Banking and Scotia Capital. For the annual assessment of goodwill impairment, the reporting units for International Banking and Scotia Capital are one level below the reported operating segments. The assessed reporting units more appropriately reflect the way the business is managed.
The specific reporting units and goodwill balance allocated to each unit as at October 31, 2009 was as follows:

$’ million
Canadian Banking	$806
Latin America (International Banking)	$1,409
Caribbean/Central America (International Banking)	$566
Global Capital Markets (Scotia Capital)	$17
Global Corporate and Investment Banking (Scotia Capital)	$110

All Bank	$2,908

The results of our 2009 goodwill impairment test for each of the above reporting units, based on fair value confirmed that none of these units required a goodwill impairment charge. For future filings, we will consider further disclosure enhancements on the assessment of goodwill impairment.
Note 29 — Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 157
8.	We note your disclosure on page 158 that the current year reconciling item for derivative instruments was due to the bifurcation of credit-related embedded derivatives in synthetic CDO structures. Please tell us and include in future filings a more detailed discussion of how you account for synthetic CDO structures and the related embedded derivatives under Canadian GAAP and U.S GAAP so as to explain the reasons for the material adjustment to the reconciliation of net income.

The net income reconciliation shows a US GAAP adjustment of negative $427 million, of which $191 million relates to synthetic CDOs and $236 million relates to classification of certain financial guarantees.

Response Letter
File No. 002-09048

The Bank holds certain securities classified as Available-for-Sale that contain terms and features similar to a credit-linked note. Under Canadian GAAP (CICA 3855.A32h), credit derivatives that are embedded in a host debt instrument and allow one party to transfer the credit risk of a particular reference asset, which it may not own, to another party are not considered to be closely related to the host debt instrument. In such circumstances, the embedded credit derivatives are bifurcated and marked-to-market. The Bank’s funded synthetic CDO structures contain such embedded credit derivatives and under Canadian GAAP are bifurcated and marked-to-market through income.

Under current US GAAP (topic 815-15-15-8), “changes in cash flows attributable to changes in the creditworthiness of an interest resulting from securitized financial assets and liabilities (including derivative instruments) that represent the assets or liabilities that are held by the issuing entity shall not be considered an embedded derivative”. Therefore the Bank’s funded synthetic CDO structures are considered to not contain an embedded derivative under U.S. GAAP and the change in fair value is recognized in OCI.

We will enhance our disclosure in future filings to more clearly articulate this difference. We will also consider recent changes in U.S. GAAP on these types of embedded derivatives that may affect the fiscal 2010 Canadian-U.S. GAAP reconciliation.

9.	We note your disclosure on page 158 for the classification and impairment of financial instruments reconciliation that the change in the impairment analysis under U.S. GAAP effective May 1, 2009 for available-for sale debt instruments had no impact on you because these instruments are written down to fair value when impaired for Canadian GAAP. Please tell us further and revise your future filings to explain how you determined there to be no reconciling item between Canadian GAAP and U.S. GAAP.

As described in Financial Statement Note 1 on page 111, in August 2009 the Canadian Institute of Chartered Accountants amended Canadian GAAP with respect to the definition of loans and receivables. As a result, effective November 1, 2008 under Canadian GAAP, certain debt instruments that are not quoted in an active market were reclassified to loans and receivables, and impairment on these assets is recognized only to the extent of incurred credit losses.

Effective May 1, 2009 under US GAAP, other-than-temporary impairment of an AFS debt security that an entity does not intend to sell before recovery of its amortized cost basis is recognized in net income only to the extent of incurred credit losses.

Response Letter
File No. 002-09048

The Bank determined that there was no Canadian-U.S. GAAP reconciling item for the change in impairment analysis under US GAAP. This determination was made pursuant to analysis that confirmed, based on past experience and considering the nature of the Bank’s AFS debt securities portfolio, there were a limited number of OTTI write-downs related to AFS debt securities. The Bank determined that in these cases, the OTTI write-downs of AFS debt securities under Canadian GAAP were effectively for credit related losses (and not for other factors that would have otherwise been recorded in OCI under US GAAP).
From a balance sheet perspective US GAAP precludes securities from being classified as loans and receivables. This resulted in a balance sheet reconciling item between loans and receivables, AFS debt securities, and OCI.
We will provide a clearer explanation in future filings as to why there is no US GAAP income reconciling item.
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The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require further information, please contact the undersigned, or Ms. Maria Theofilaktidis, Senior Vice-President and Chief Accountant at 416-866-4269.
Yours truly,
/s/  Luc A. Vanneste
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer